UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Nam Tai Property Inc.

 (Name of Issuer)

COMMON SHARES, $0.01 PAR VALUE

(Title of Class of Securities)

629865 205

(CUSIP Number)

IAT Reinsurance Company Ltd. Attn: David Pirrung 702 Oberlin Road Raleigh, NC 27605 (919) 833-1600	Baker McKenzie LLP Attn: Mark Mandel and Thomas Rice 452 Fifth Avenue New York, NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Peter R. Kellogg I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 200,000
	8	SHARED VOTING POWER: 7,198,294
	9	SOLE DISPOSITIVE POWER: 200,000
	10	SHARED DISPOSITIVE POWER: 7,198,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,398,294
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Goose Creek Capital, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 81-4619377
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,774,800
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,774,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,774,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1 Goose Creek Capital, Inc. has not purchased any shares directly and does not own any shares directly.

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Cynthia Kellogg I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,208,994
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,208,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,208,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Kellogg Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 37-6495327
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 200,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Myth & Barnegat Restoration Society I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 45-5575835
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Kirkland Trust "A" I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 65-6147584
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,500
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: IAT Reinsurance Company Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0121674
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,774,800
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,774,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,774,800[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

2 IAT Reinsurance Company Ltd. owns 2,449,800 shares directly.

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Harco National Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-6108721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 700,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.81%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: TransGuard Insurance Company of America, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-3529298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 550,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 550,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Commercial Alliance Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0560701
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 150,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.39%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Acceptance Indemnity Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 47-0719425
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 600,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Acceptance Casualty Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 47-0792732
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 150,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.39%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Occidental Fire & Casualty Company of North Carolina I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-0513811
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 565,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 565,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 565,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: Wilshire Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 56-1507441
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 400,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

CUSIP No.	629865 205

1	NAMES OF REPORTING PERSONS: International Fidelity Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 22-1010450
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 210,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 210,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 210,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

EXPLANATORY NOTE

Certain common shares, par value $0.01 per share (the "Common Shares"), of Nam Tai Property Inc., a British Virgin Islands corporation (the "Issuer"), to which this Schedule 13D relates were previously reported by the Reporting Persons on a Schedule 13G filed with the Securities and Exchange Commission.

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the Common Shares of the Issuer, which has its principal executive offices at Nam Tai Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzen City, Guangdong Province, People's Republic of China. The Issuer's Common Shares are traded on the New York Stock Exchange under the stock symbol "NTP".

Item 2. Identity and Background

This Statement is being filed jointly by:

•	Peter R. Kellogg;
•	Goose Creek Capital, Inc.;
•	IAT Reinsurance Company Ltd.;
•	Cynthia Kellogg;
•	Kellogg Family Trust;
•	Myth & Barnegat Restoration Society;
•	Kirkland Trust "A";
•	Harco National Insurance Company;
•	TransGuard Insurance Company of America, Inc.;
•	Commercial Alliance Insurance Company;
•	Acceptance Indemnity Insurance Company;
•	Acceptance Casualty Insurance Company;
•	Occidental Fire & Casualty Company of North Carolina;
•	Wilshire Insurance Company; and
•	International Fidelity Insurance Company

(collectively, the "Reporting Persons").

Mr. Kellogg is a private investor. Mr. Kellogg's address is 17 Middle Sound Road, Palm Beach, FL 33480. Mr. Kellogg is a citizen of the United States of America. Mr. Kellogg has served on the Issuer's Board of Directors since June 2000 and currently serves on the Issuer's Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg has sole voting power for the shares held by the following individuals and entities (the "Kellogg Family Group"):

•	Cynthia Kellogg, a citizen of the United States of America with address at 17 Middle Sound Road, Palm Beach, FL 33480;
•	Kellogg Family Trust, a Florida trust with address at 17 Middle Sound Road, Palm Beach, FL 33480;
•	Myth & Barnegat Restoration Society, a New Jersey social welfare organization with address at 48 Wall Street, 30th Floor, New York, NY 10043; and
•	Kirkland Trust "A", a New Jersey trust with address at 17 Middle Sound Road, Palm Beach, FL 33480.

Goose Creek Capital, Inc. is a Wyoming corporation ("Goose Creek"). Goose Greek's address is 1712 Pioneer Ave., Suite 500, Cheyenne, WY 82001. Mr. Kellogg is the sole holder of Goose Creek's voting stock. The economic interest of Goose Creek is held entirely by Mr. Kellogg's family and certain family trusts.

IAT Reinsurance Company Ltd. ("IAT") is a Cayman Islands insurance company. IAT's address is 702 Oberlin Road, Raleigh, NC 27605. IAT is a wholly-owned subsidiary of Goose Creek. The following Reporting Persons are wholly-owned subsidiaries of IAT (collectively with IAT, the "IAT Companies"):

•	Harco National Insurance Company, an Illinois insurance company with address at 702 Oberlin Road, Raleigh, NC 27605;
•	TransGuard Insurance Company of America, Inc., an Illinois insurance company with address at 702 Oberlin Road, Raleigh, NC 27605;
•	Commercial Alliance Insurance Company, a Texas insurance company with address at 702 Oberlin Road, Raleigh, NC 27605;
•	Acceptance Indemnity Insurance Company, a Nebraska insurance company with address at 702 Oberlin Road, Raleigh, NC 27605;
•	Acceptance Casualty Insurance Company, a Nebraska insurance company with address at 702 Oberlin Road, Raleigh, NC 27605;
•	Occidental Fire & Casualty Company of North Carolina, a North Carolina insurance company with address at 702 Oberlin Road, Raleigh, NC 27605;
•	Wilshire Insurance Company, a North Carolina insurance company with address at 702 Oberlin Road, Raleigh, NC 27605; and
•	International Fidelity Insurance Company, a New Jersey insurance company with address at 702 Oberlin Road, Raleigh, NC 27605.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of each Reporting Person (each of such directors and officers, a "Covered Person" and collectively, the "Covered Persons") are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

Neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Kellogg Family Group has previously acquired an aggregate of 1,563,494 shares in open market transactions for a total of $12,619,787.33 solely from (a) personal funds with respect to Mr. Kellogg and Cynthia Kellogg, (b) trust assets with respect to Kellogg Family Trust and Kirkland Trust "A" and (c) operating reserves with respect to Myth & Barnegat Restoration Society. Mr. Kellogg also holds options to purchase 30,000 Common Shares, which were granted to Mr. Kellogg on July 29, 2016 as a director of the Issuer.

The IAT Companies have previously acquired an aggregate of 5,774,800 shares in open market transactions for a total of $35,446,796 solely from company funds (such funds being the assets of IAT Companies, but not characterized as working capital).

The funds used by the Reporting Persons for acquiring Common Shares may at any given time include, or have included, funds borrowed on margin in the ordinary course of business and on customary terms and conditions.

Item 4. Purpose of Transaction

The Reporting Persons initially acquired the Common Shares reported in this Statement for investment purposes.

On July 20, 2020, IsZo Capital Management LP (together with its affiliates "IsZo") issued a letter to shareholders of the Issuer, seeking support to convene a Special Meeting of Shareholders for the purpose of removing certain directors of the Issuer and electing new directors in their place.

Pursuant to Regulations 22 through 26 of the Issuer's Articles of Association, included in the Issuer's Charter, and under applicable British Virgin Islands law, directors may convene meetings of shareholders at such times and in such manner and places as the directors consider necessary or desirable, and the directors are required to convene such a meeting upon the written request of shareholders holding more than 30% of the votes of the Issuer's outstanding voting shares.

The Reporting Persons believe that IsZo's request for a Special Meeting of Shareholders should be entertained and, consequently, the Reporting Persons have executed (and caused the record owners of the shares that the Reporting Persons own beneficially to execute) a written request for a meeting of the shareholder of the Company to be held.

As of the date hereof, the Reporting Persons have not (and are not) committing to vote the shares that they own beneficially in favor (or against) the proposals being made by IsZo at the Special Shareholders Meeting, assuming that it is called.

The Reporting Persons will continue to assess the Issuer's situation and any further information that is provided by or on behalf of management of the Issuer, IsZo and any other relevant sources in considering their position and voting intentions at the Special Shareholders Meeting, assuming that it is called. The Reporting Persons will update this statement on Schedule 13D, as required by law, to report any developments in their intentions regarding this matter or other matters with respect to the Issuer.

Other than as described in this Item 4, or otherwise in this Statement, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. Each of the Reporting Persons reserves the right, in light of its, his or her ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions, its, his or her business objectives and other relevant factors, to change its, his or her plans and intentions at any time, as the Reporting Person deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Shares by the Securities Act of 1933, as amended, or other applicable law, to purchase additional Common Shares or other securities of the Issuer or sell or transfer Common Shares or other securities beneficially owned by them from time to time in public or private transactions.

Item 5. Interest in Securities of the Issuer

As of the close of business on September 10, 2020, each the Reporting Persons may be deemed, individually, and the Reporting Persons may be deemed, as a group, to beneficially own an aggregate of 7,398,294 Common Shares, which represents roughly 19.08% of the 38,764,991 shares outstanding as of January 31, 2020, as disclosed in the Issuer's Annual Report on Form 20-F.

Mr. Kellogg has sole dispositive power as to 200,000 shares, representing roughly 0.52% of the Common Shares. As a result of Mr. Kellogg's (a) rights related to the Common Shares held by the Kellogg Family Group, (b) direct ownership of the shares of Goose Creek and (c) indirect ownership of the shares of the IAT Companies, he may be viewed as having shared beneficial ownership of all of the shares of the Issuer directly owned by the Reporting Persons and having shared voting power and shared dispositive power with respect to such shares. Although the Common Shares owned by the IAT Companies may be deemed to be beneficially owned by Mr. Kellogg, the filing of this statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that Mr. Kellogg, Goose Creek or the IAT Companies constitute a "group" with the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder.

Each of the Kellogg Family Group individuals and entities hold the following shares directly:

Peter R. Kellogg	170,000 shares[3]
Cynthia Kellogg	1,208,994 shares
Kellogg Family Trust	200,000 shares
Myth & Barnegat Restoration Society	10,000 shares
Kirkland Trust "A"	4,500 shares

IAT has shared voting power and shared dispositive power as to 5,774,800 shares representing 14.90% of the Common Shares. The ownership of the IAT Companies' shares is as follows:

IAT	2,449,800 shares
Harco National Insurance Company	700,000 shares
TransGuard Insurance Company of America, Inc.	550,000 shares
Commercial Alliance Insurance Company	150,000 shares
Acceptance Indemnity Insurance Company	600,000 shares
Acceptance Casualty insurance Company	150,000 shares
Occidental Fire & Casualty Company of North Carolina	565,000 shares
Wilshire Insurance Company	400,000 shares
International Fidelity Insurance Company	210,000 shares

None of the Reporting Persons has effected any transactions in the Common Shares in the past sixty days.

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported in this Statement.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Mr. Kellogg has entered into oral understandings regarding the voting and dispositive power with respect to the Common Shares with each of the other individuals and entities constituting the Kellogg Family Group. Pursuant to these understandings, each of Cynthia Kellogg, Kellogg Family Trust, Myth & Barnegat Restoration Society and Kirkland Trust "A" has agreed that Mr. Kellogg shall have voting and dispositive power with respect to all of the Common Shares owned by the Kellogg Family Group.

3 In addition, Mr. Kellogg holds options to purchase 30,000 additional shares.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibit

- Exhibit 99.1 - Joint Filing Agreement and Power of Attorney of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2020

/s/Peter R. Kellogg
Peter R. Kellogg

/s/Cynthia Kellogg
Cynthia Kellogg

Goose Creek Capital, Inc.

By:	/s/David Pirrung
Name: David Pirrung
Title: Chief Financial Officer

IAT Reinsurance Company Ltd.

By:	/s/David Pirrung
Name: David Pirrung
Title: Chief Financial Officer

Kellogg Family Trust

By:	/s/Charles K. Kellogg
Name: Charles K. Kellogg
Title: Trustee

Kirkland Trust "A"

By:	/s/Cynthia Kellogg
Name: Cynthia Kellogg
Title: Trustee

Harco National Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

TransGuard Insurance Company of America, Inc.

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Commercial Alliance Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Acceptance Indemnity Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Acceptance Casualty Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Occidental Fire & Casualty Company of North Carolina

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Wilshire Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

International Fidelity Insurance Company

By:	/s/David Pirrung
Name: David Pirrung
Title: President

Myth & Barnegat Restoration Society

By:	/s/Peter R. Kellogg
Name: Peter R. Kellogg
Title: Director

SCHEDULE A

Covered Persons

The following sets forth the name, position and principal occupation of each Covered Person. Each of the Covered Persons is a citizen of the United States.

The business address of Peter R. Kellogg, Cynthia Kellogg and each trustee of Kellogg Family Trust and Kirkland Trust "A" is 17 Middle Sound Road, Palm Beach, FL 33480.

The business address of each director and executive officer of Goose Creek Capital, Inc. ("Goose Creek") is 1712 Pioneer Ave., Suite 500, Cheyenne, WY 82001.

The business address of each director and executive officer of IAT Reinsurance Company Ltd., Harco National Insurance Company, TransGuard Insurance Company of America, Inc., Commercial Alliance Insurance Company, Acceptance Indemnity Insurance Company, Acceptance Casualty Insurance Company, Occidental Fire & Casualty Company of North Carolina, Wilshire Insurance Company and International Fidelity Insurance Company (collectively, the "IAT Companies"). is 702 Oberlin Road, Raleigh, NC 27605.

The business address of each director of Myth & Barnegat Restoration Society is 48 Wall Street, 30th Floor New York, NY 10005.

Name	Present Principal Occupation	Relationship to Reporting Persons
Peter R. Kellogg	Investor	Reporting Person
Director of Myth & Barnegat Restoration Society
Cynthia Kellogg	Investor	Reporting Person
Trustee of Kirkland Trust "A"
Charles K. Kellogg	Investor	President and Director of Goose Creek
Trustee of Kellogg Family Trust
Lee K. Sadrian	Investor	Director of Goose Creek
Trustee of Kellogg Family Trust

David G. Pirrung	CFO / President of each of the IAT Companies incorporated or organized in the United States ("US IAT Companies")	Director and CFO of Goose Creek
Director of each of the IAT Companies
CFO of IAT Reinsurance Company Ltd.
President of each of the US IAT Companies
Marguerite R. Gorman	Personal Assistant	Director of Goose Creek
Michael D. Blinson	Corporate Secretary of each of the IAT Companies	Director and Corporate Secretary of each of the IAT Companies
William E. Cunningham	CEO of IAT Reinsurance Company Ltd.	CEO of IAT Reinsurance Company Ltd.
Director of each of the IAT Companies
Kenneth C. Coon	SVP Business Development IAT Insurance Group	Director of each of the IAT Companies
Todd E. Bateson	EVP Commercial Transportation IAT Insurance Group	Director of each of the IAT Companies
Arthur S. Evangelist	VP Claims IAT Insurance Group	Director of each of the IAT Companies
Manish Chawla	VP Information Technology IAT Insurance Group	Director of each of the IAT Companies
David J. Jimenez	AVP Claims IAT Insurance Group	Director of each of the IAT Companies
Alisa L. Miller	Chief Human Resources Officer IAT Insurance Group	Director of each of the IAT Companies
Peter Wright	Investment Advisor	Director of Myth & Barnegat Restoration Society
Jon Younghans	Retired	Director of Myth & Barnegat Restoration Society
Sally Younghans	Retired	Director of Myth & Barnegat Restoration Society